UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PROTOKINETIX, INCORPORATED
(Name of Issuer)

Common Stock, par value $0.0000053 per share
(Title of Class of Securities)

743722100
(CUSIP Number)

Clarence E. Smith
1845 County Road #214
St. Augustine, Florida  32084

304-299-5070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2014
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 743722100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clarence E. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,570,500

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
36,570,500

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,570,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.5%

14	TYPE OF REPORTING PERSON
IN

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.0000053 par value, of ProtoKinetix, Incorporated ("ProtoKinetix").  The principal executive offices of ProtoKinetix are presently located at 9176 South Pleasants Highway, St. Marys, West Virginia  26170.  Telephone:  304-299-5070.

ITEM 2.  IDENTITY AND BACKGROUND

(a)	This statement is filed by Clarence E. Smith.

(b)	Residential Address: 1845 County Road #214, St. Augustine, Florida 32084.

(c)
Oil and gas industry entrepreneur.  Mr. Smith's primary occupation is as President, Chief Executive Officer and Director of ProtoKinetix.  ProtoKinetix principal address is 9176 South Pleasants Highway, St. Marys, West Virginia  26170.

(d)	During the last five (5) years, Mr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, Mr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Smith is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 1, 2014, Mr. Smith was appointed to the board of directors of ProtoKinetix.  At that time he owned 19,670,500 shares of common stock of ProtoKinetix.

On June 17, 2014, Mr. Smith and ProtoKinetix entered into a loan agreement pursuant to which ProtoKinetix issued Mr. Smith a convertible promissory note immediately exercisable to acquire 400,000 shares of common stock at $0.25 in exchange for Mr. Smith's loan to ProtoKinetix.

On March 2, 2015, Mr. Smith purchased 15,000,000 shares of common stock of ProtoKinetix at a price of $0.025 per share, representing aggregate total proceeds of $375,000, a portion of which had been advanced by Mr. Smith previously to ProtoKinetix to pay certain expenses.

On March 19, 2015, Mr. Smith purchased 1,500,000 shares of common stock of ProtoKinetix at a price of $0.05 per share, representing aggregate total proceeds of $75,000.

ITEM 4.  PURPOSE OF THE TRANSACTION

At the present time, Mr. Smith does not have plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)            Mr. Smith beneficially own 36,570,500 common shares of ProtoKinetix which amounts to approximately 20.5% of the total number of common shares currently outstanding.  This number includes 36,170,500 shares of common stock of ProtoKinetix owned directly by Mr. Smith, or held in a brokerage account for his benefit, and convertible debt with the option to acquire 400,000 shares of common stock which expires on December 31, 2015.

(b)            Mr. Smith has sole voting and dispositive power over 36,570,500 common shares of ProtoKinetix.

(c)            On June 1, 2014, Mr. Smith was appointed to the board of directors of ProtoKinetix.  At that time he owned 19,670,500 shares of common stock of ProtoKinetix.

(d)            On June 17, 2014, Mr. Smith and ProtoKinetix entered into a loan agreement pursuant to which ProtoKinetix issued Mr. Smith a convertible promissory note immediately exercisable to acquire 400,000 shares of common stock at $0.25 in exchange for Mr. Smith's loan to ProtoKinetix.

(e)            On March 2, 2015, Mr. Smith purchased 1,500,000 shares of common stock of ProtoKinetix at a price of $0.025 per share, representing aggregate total proceeds of $375,000, a portion of which had been advanced by Mr. Smith previously to ProtoKinetix to pay certain expenses.

(f)             On March 19, 2015, Mr. Smith purchased 1,500,000 shares of common stock of ProtoKinetix at a price of $0.05 per share, representing aggregate total proceeds of $75,000.

(g)            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2015	/s/ Clarence E. Smith